Exhibit 17.1

From: Gary Ames
Sent: Sunday, December 26, 2004 8:21 AM
To: Wally Griffin
Cc: Hank Carabelli; Jerry Johnson
Subject: PACW Board

Wally-

The purpose of this email is to officially notify you of my desire to leave the Board of Directors of PacWest effective December 31, 2004.

As you and I have discussed over the past 12 months, I would like to cut back on my travel related to boards in the coming year. You had indicated that you preferred that I stay on beyond the annual meeting date and complete the calendar year.

Wally, I have enjoyed my association with PacWest over the past 4+ years and wish you well on the disposition of the SME business. My thanks also to Hank, Ravi and my fellow directors -- the company is in capable hands!

Happy New Year!

Gary Ames